Noble House Entertainment Inc.

FOR IMMEDIATE RELEASE

NOBLE HOUSE ANNOUNCES NEW PRIVATE PLACEMENT TO RAISE UPTO

US $ 1.4 MILLION

TORONTO, ON – April 24, 2006, Noble House Entertainment Inc. (OTCBB: NHSEF)   (“Noble House”) is pleased to announce that certain accredited investors have entered into discussions with Noble House to acquire up to 2 million Units at US$0.70 per Unit under a private placement. Each Unit includes one common share and one half common share purchase warrant. Each whole warrant entitles its holder to acquire one common share of Noble house at a price of US$0.85 within twenty-four months of the date of issuance of the Unit.

The private placement is expected to close on or before May 4, 2006 subject to successful agreement with the accredited investors.

The proceeds of the private placement will be used for general working capital.

About Noble House:

Noble House is a fully integrated entertainment company engaged in the development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming through its wholly owned subsidiary, Noble House Film and Television Inc.

For more information, please contact Jeffrey Robinson or Lowell Conn at 416-203-2966 or visit www.NHentertainment.com

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.